LAW OFFICES OF
                           DERENTHAL & DANNHAUSER LLP
                           ONE POST STREET, SUITE 575
                         SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 981-4844
                            FACSIMILE: (415) 981-4840




                                 April 20, 2005

BY FACSIMILE

Mr. Andrew Schoeffler
Division of Corporation Finance, Mail Stop 4-4
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549
Facsimile:  202-942-9531

                  Re:      ATEL Capital Equipment Fund XI, LLC
                           Registration Statement on Form S-1
                           SEC File No. 333-120276

Dear Mr. Schoeffler:

         We are responding to comments on supplemental sales materials set forth in Ms. Long's letter dated today. Enclosed are hand marked copies of the changed pages, followed by typed inserts reflecting the proposed changes. The numbered responses below correspond to the numbered comments in the letter.

         1. See the attached changes to the brochure and tri-fold piece, reflecting the items we discussed by telephone.

         2. See the attached change to slide 29.

         I will file these changes by EDGAR if that is appropriate, but wanted your informal review as we discussed by phone. As you are aware, the issuer is most anxious to get these items to print as soon as practicable and your earliest response would be appreciated.

         Please contact us with any further comments you may have in this regard or to notify us that you have cleared all outstanding comments.

                                        Very truly yours,




                                        Paul J. Derenthal